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Exhibit 4.12

EXECUTION VERSION

AGREEMENT REGARDING OWNERSHIP LIMIT WAIVER

        This Agreement Regarding Ownership Limit Waiver (this "Agreement") is entered into as of October 2, 2002, between The Mills Corporation, a Delaware corporation ("TMC"), and Cohen & Steers Capital Management, Inc. ("Cohen & Steers").

        WHEREAS, TMC and Cohen & Steers, on behalf of certain accounts and institutions, entered into that certain Investor Agreement, dated as of January 26, 1996, in connection with the Stock Purchase Agreement dated January 25, 1996 (the "Stock Purchase Agreement"), among Cohen & Steers, on behalf of certain accounts and institutions, Herbert S. Miller, Patrice R. Miller, Western Development Corporation, a Maryland corporation, The Herbert S. and Patrice R. Miller Charitable Remainder Unitrust under Agreement dated January 9, 1996, and the Irrevocable Inter Vivos Trust for the Benefit of Patrice R. Miller Under Agreement dated October 28, 1987 (collectively, except for Cohen & Steers, the "Sellers");

        WHEREAS, TMC elected, effected for its taxable year ended December 31, 1994, to be treated as a real estate investment trust for purposes of the Code (as defined below), and TMC's amended and restated certificate of incorporation, as amended (the "Certificate of Incorporation"), contains certain ownership limitations relating to TMC's qualification as a REIT and a "domestically controlled REIT," including a limitation on the percentage (by value) of TMC's outstanding capital stock that any person or persons acting as a group may own, as determined by applying certain ownership attribution rules (as further defined in the Certificate of Incorporation, the "Ownership Limit");

        WHEREAS, Section 12.11 of the Certificate of Incorporation provides that the board of directors of TMC (the "Board of Directors"), in its sole discretion, may exempt a Person (as defined in the Certificate of Incorporation) from the Ownership Limit if such Person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) and such Person provides to the Board of Directors such representations and undertakings as the Board, in its sole and absolute discretion may require, and such Person agrees that any violation of such representations and undertaking or any attempted violation thereof will result in an application of the remedies set forth in Section 12.3 of the Certificate of Incorporation with respect to the capital stock held in excess of the Ownership Limit with respect to such Person;

        WHEREAS, pursuant to the Investor Agreement, the Board of Directors granted to Cohen & Steers a waiver of the Ownership Limit to permit Cohen & Steers, on behalf of certain accounts and institutions, to acquire and hold up to 15 percent of the issued and outstanding shares of common stock of TMC (the "Common Stock"), including those shares acquired from the Sellers pursuant to the Stock Purchase Agreement;

        WHEREAS, TMC intends to issue up to 4,600,000 shares of TMC's 9% Series B Cumulative Redeemable Preferred Stock (with a liquidation preference of $25 per share) (the "Series B Preferred Stock") on or about October 9, 2002, and Cohen & Steers, on behalf of certain accounts and institutions, desires to acquire up to 35 percent (as determined with reference to liquidation value), in the aggregate, of the Series B Preferred Stock and any other series of preferred stock that may be issued by TMC in the future from time to time that would rank on a parity with the Series B Preferred Stock;

        WHEREAS, Cohen & Steers has requested that the Board of Directors grant to Cohen & Steers a waiver of the Ownership Limit that will permit Cohen & Steers, on behalf of certain accounts and institutions, to acquire the preferred stock of TMC in the amounts described herein, and the Board of Directors desires to grant such waiver, conditioned upon the continued accuracy of the representations and covenants made by Cohen & Steers, as set forth herein; and

        WHEREAS, TMC and Cohen & Steers desire to enter into this Agreement for the purpose of setting forth in one document their mutual agreement with regard to the ownership of TMC's capital stock by Cohen & Steers.

        NOW, THEREFORE, in consideration of the covenants and the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agreed as follows:

1.    REPRESENTATIONS AND WARRANTIES OF TMC

        TMC represents and warrants to Cohen & Steers as follows:

  1.1    Exemption from Ownership Limit for Common Stock

        In connection with the Investor Agreement, in January 1996, TMC approved an exemption from the Ownership Limit (as defined in the Certificate of Incorporation), conditioned upon Cohen & Steers' making the representation and warranty set forth in Section 3.3 of the Investor Agreement (which is also set forth in Section 2.1 below) permitting Cohen & Steers, on behalf of certain accounts and institutions, to hold up to 15 percent (but not more than 15 percent) of the issued and outstanding Common Stock of the Company.

  1.2    Exemption from Ownership Limit for Preferred Stock

        TMC has approved an exemption from the Ownership Limit (as defined in the Certificate of Incorporation), conditioned upon Cohen & Steers' making the representation, warranty and acknowledgement set forth in Sections 2.2 and 2.3 of this Agreement, permitting Cohen & Steers, on behalf of certain accounts and institutions, to hold up to an aggregate of 35 percent (but not more than 35 percent), as determined by reference to liquidation value, of the issued and outstanding shares of Series B Preferred Stock and any other series of preferred stock that may be issued by TMC in the future from time to time that would rank on a parity with the Series B Preferred Stock (collectively, the "Preferred Stock").

2.    REPRESENTATIONS AND WARRANTIES OF COHEN & STEERS

        Cohen & Steers hereby represents and warrants to TMC as follows:

  2.1    Common Stock Ownership Limit Waiver—Original Representation and Covenant

        Cohen & Steers acknowledges that, in connection with the common stock Ownership Limit waiver granted by the Board of Directors in January 1996, Cohen & Steers made the following representation and warranty, which was set forth in Section 3.3 of the Investor Agreement:

    In connection with, and as a condition to, the grant by the Board of Directors of TMC of an exemption from the Ownership Limit (as defined in TMC's Certificate of Incorporation) to permit Cohen & Steers to hold up to 15 percent of the issued and outstanding shares of Common Stock, Cohen & Steers represents to TMC and covenants that no person or entity who would be considered to be an "individual" for purposes of Section 542(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), would be considered, after taking into account the ownership attribution rules under Section 544 of the Code (as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code), the beneficial owner of more than 1.5% of the issued and outstanding shares of Common Stock (assuming for this purpose that such "individual" is not considered to own any shares of Common Stock other than solely by reason of Cohen & Steers' ownership of Common Stock). Cohen & Steers acknowledges and agrees that, if at any time the foregoing covenant and representation would not be accurate, the maximum number of shares of Common Stock that Cohen & Steers could own would be automatically reduced (without the requirement for any action by TMC), to the greater of (1) the number of shares of Common Stock that would not exceed the Ownership Limit, or

    (2) the number of shares of Common Stock that would cause the covenant set forth in the preceding sentence to be accurate, with any shares of Common Stock owned by Cohen & Steers in excess of such reduced amount being subject to Section 12.3 of the Certificate of Incorporation. Each of the parties hereto acknowledges and agrees that Hogan & Hartson L.L.P., as counsel to the Company, may and will rely on the representations, warranties and agreements set forth herein for the purpose of rendering a legal opinion to the Company regarding the above-referenced exemption from the Ownership Limits.

  2.2    Preferred Stock Ownership Limit Waiver

        In connection with, and as a condition to, the grant by the Board of Directors of an exemption from the Ownership Limit (as defined in the Certificate of Incorporation) to permit Cohen & Steers, on behalf of certain accounts and institutions, to hold up to an aggregate of 35 percent (but not more than 35 percent), as determined by reference to liquidation value, of the issued and outstanding shares of the Preferred Stock, Cohen & Steers represents to TMC and covenants that no person or entity who would be considered to be an "individual" for purposes of Section 542(a)(2) of the Code would be considered, after taking into account the ownership attribution rules under Section 544 of the Code (as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code), the beneficial owner of more than 3.5% of the issued and outstanding shares of Preferred Stock (assuming for this purpose that such "individual" is not considered to own any shares of Preferred Stock other than solely by reason of Cohen & Steers' ownership of Preferred Stock). Cohen & Steers acknowledges and agrees that, if at any time the foregoing covenant and representation would not be accurate, the maximum number of shares of Preferred Stock that Cohen & Steers could own would be automatically reduced (without the requirement for any action by TMC), to the greater of (1) the number of shares of Preferred Stock that would not exceed the Ownership Limit, or (2) the number of shares of Preferred Stock that would cause the covenant set forth in the preceding sentence to be accurate, with any shares of Preferred Stock owned by Cohen & Steers in excess of such reduced amount being subject to Section 12.3 of the Certificate of Incorporation.

  2.3    Acknowledgement

        Cohen & Steers acknowledges that, notwithstanding the waivers to the Ownership Limit granted pursuant to this Agreement, the Board of Directors is not authorized to grant an exemption to the other ownership restrictions set forth in Section 12.2 of the Certificate of Incorporation, and such restrictions will continue to apply to Cohen & Steers. One such ownership restriction relates to TMC's qualification as a "domestically controlled REIT" under the Code and provides substantially the following:

    No Person shall Acquire any shares of capital stock of TMC if, as a result of such acquisition, the fair market value of the shares of capital stock of TMC owned directly and indirectly by Non-U.S. Persons (as defined in the Certificate of Incorporation) would comprise 50% or more of the fair market value of the issued and outstanding shares of capital stock of TMC. For purposes of this restriction, the Board of Directors, in its sole and absolute discretion, may treat shares owned by a partnership, trust or estate as being owned proportionately by its partners or beneficiaries, to the extent the Board of Directors determines such treatment to be necessary or advisable to help maintain TMC's qualification as a "domestically controlled REIT" under the Code.

3.    MISCELLANEOUS

  3.1    Additional Actions and Documents

        Each of the parties hereto hereby agrees to take or use its reasonable best efforts to cause to be taken such further actions, to execute, deliver and file or use its reasonable best efforts to cause to be executed, delivered and filed such further documents, and will obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

  3.2    Assignment

        Neither party may assign its rights and obligations under this Agreement, in whole or in part, without the prior written consent of the other party hereto, and any such assignment contrary to the terms hereof shall be null and void and of no force and effect. In no event shall the assignment by either party of its respective rights or obligations under this Agreement release such party from its liabilities and obligations hereunder.

  3.3    Amendment

        This Agreement constitutes the full and entire understanding of the parties with respect to the subject matters herein. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed and delivered by the party against whom enforcement of the amendment, modification, or discharge is sought.

  3.4    Waiver

        No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

  3.5    Governing Law

        This Amendment shall be governed by and construed under the laws of the State of Delaware (without regard for the choice of law provisions thereof).

  3.6    Severability

        If any clause or provision of this Agreement operates or would prospectively operate to invalidate this Agreement in whole or in part, then only such clause or provision shall be ineffective, and the remainder of this Agreement shall remain operative and in full force and effect.

  3.7    Incorporation of Recitals

        The recitals hereto are incorporated herein as part of this Agreement.

  3.8    Execution in Counterparts

        To facilitate execution, this Agreement may be executed in counterparts. It shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single Agreement.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, or have caused this Agreement to be duly executed on their behalf, as of the day and year first above written.

THE MILLS CORPORATION
By:	/s/ Kenneth R. Parent
Name:	Kenneth R. Parent
Title:	Chief Operating Officer

COHEN & STEERS CAPITAL MANAGEMENT, INC.
By:	/s/ Robert H. Steers
Name:	Robert H. Steers
Title:	Chairman

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  Exhibit 4.12
AGREEMENT REGARDING OWNERSHIP LIMIT WAIVER